Algonquin Power & Utilities Corp. Announces 2023 First Quarter Financial Results
OAKVILLE, Ontario - May 11, 2023 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the first quarter ended March 31, 2023. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“In the first quarter of 2023, we achieved operational milestones in line with our targets,” said Arun Banskota, President and Chief Executive Officer of AQN. “In our regulated business, we achieved an increased operating profit reflecting planned execution and constructive rate case outcomes. In our renewables business, we advanced our project pipeline and achieved overall financial performance consistent with our expectations.”
First Quarter Financial Highlights
•Adjusted EBITDA1 of $341.0 million, an increase of 3%;
•Adjusted Net Earnings1 of $119.9 million, a decrease of 15%; and
•Adjusted Net Earnings1 per common share of $0.17, a decrease of 19%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended March 31
	2023	2022	Change
Revenue	$778.6	$733.2	6%
Net earnings attributable to shareholders	270.1	91.0	197%
Per common share	0.39	0.13	200%
Cash provided by operating activities	34.2	166.2	(79)%
Adjusted Net Earnings[1]	119.9	141.2	(15)%
Per common share	0.17	0.21	(19)%
Adjusted EBITDA[1]	341.0	330.5	3%
Adjusted Funds from Operations[1]	210.9	220.2	(4)%
Dividends per common share	0.1085	0.1706	(36)%
1 Please refer to "Non-GAAP Measures" below for further details.
Quarterly Results
•Solid Regulated Growth from New Rate Implementations – Operating profit for the Regulated Services Group increased to $255.3 million from $231.2 million, up $24.1 million from the prior year. The year-over-year increase in operating profit was primarily driven by new rates at a number of the Company's utilities, most notably at the Empire Electric and Park Water systems.
•Stable Year-Over-Year Renewable Operating Performance Reduced by HLBV Roll Offs – Operating profit, excluding Hypothetical Liquidation at Book Value (“HLBV”) income, for the Renewable Energy Group during the three months ended March 31, 2023 was effectively flat year-over-year. Total operating profit for the Renewable Energy Group was $106.5 million, down $11.4 million from the prior year. The decline was driven by lower HLBV income primarily as a result of the end of production tax credit eligibility on 2012 vintage facilities, as previously experienced in the latter half of 2022. Additionally, modestly lower production from the Company’s renewable assets was offset by improved results at its Texas Coastal Wind Facilities.

•Higher Interest Expenses Reflect Growth Financing and Macro Environment – Interest expense increased by $24.0 million year-over-year, with approximately two-thirds of this increase attributable to higher short-term borrowing costs and approximately one-third attributable to financings to support growth initiatives.
Other Recent Highlights
•Termination of Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. – On April 17, 2023, the Company announced it had mutually agreed with American Electric Power Company, Inc. and AEP Transmission Company, LLC to terminate the stock purchase agreement regarding the acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Transaction Termination”).
•Key California Rate Case Resolved; Settlement Approved – On April 27, 2023, the Company received a final order in its CalPeco Electric system rate case, with an annual revenue increase of $27.0 million, including approximately $7.1 million due to increases in rate base. The order approved an authorized return on equity (“ROE”) of 10% and an equity ratio of 52.5%. A one-time net earnings benefit of approximately $11.4 million is expected in the second quarter of 2023.
•New Rate Cases Filed by New York Water and Empire Electric Arkansas – On May 4, 2023, the Company filed a New York Water rate application seeking a revenue increase of $39.7 million, based on an ROE of 10% and an equity ratio of 50%. Similarly, on February 14, 2023, the Company filed an Empire Electric (Arkansas) rate application seeking a revenue increase of $7.3 million based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years.
•Completion of the Deerfield II Wind Facility – On March 23, 2023, the Company achieved full commercial operations at its 112 MW Deerfield II Wind Facility, located in Huron County, Michigan. The Deerfield II Wind Facility has agreed to sell all of its output to Siculus, Inc., a subsidiary of Meta, pursuant to a renewable energy purchase agreement.
•Sustainable Financing Activity & Ratings Improvements Reflect Algonquin’s ESG Commitment – On March 31, 2023, the Company completed an amendment and restatement of its senior unsecured revolving credit facility, which increased from $500 million to $1 billion and now includes sustainability-linked performance targets. Separately, on March 10, 2023, MSCI upgraded AQN to a “AAA” ESG rating, placing AQN among the top 13% of companies reviewed.
•Credit Rating Affirmed at BBB with Outlook Improved to Stable – In April 2023, each of DBRS, Fitch, S&P and Moody’s made announcements regarding the credit ratings of the Company and its subsidiaries. DBRS and Fitch both affirmed their ratings and stable outlook, S&P revised its outlooks from negative to stable, and Moody’s affirmed its Baa2 ratings and stable outlooks of Liberty Utilities Co. and Liberty Utilities Finance GP1. These actions follow a similar improvement in outlook to stable from DBRS in February 2023.
•Atlantica Strategic Review – On February 21, 2023, Atlantica Sustainable Infrastructure plc ("Atlantica") announced that its board of directors had commenced a strategic review process. AQN, which owns approximately 42% of Atlantica, supports the commencement of that process.
Outlook
•Reiterate Estimated 2023 Adjusted Net Earnings Per Common Share – The Company reiterates its previously-disclosed estimate of Adjusted Net Earnings per common share for the 2023 fiscal year within a range of $0.55-$0.61 (see “Non-GAAP Measures” below).

•Organic Capital Investment Expectations Maintained – With the Kentucky Power Transaction Termination, the Company expects to spend approximately $1 billion on capital investment opportunities in the 2023 fiscal year. Of this amount, approximately $700 million is expected to be spent by the Regulated Services Group and approximately $300 million is expected to be spent by the Renewable Energy Group.
•Remain Focused on Optimizing Balance Sheet – The Company remains committed to a BBB credit rating and does not expect any new equity financings through 2024.
AQN's Management Discussion & Analysis for the three months ended March 31, 2023 (the “Interim MD&A”) and unaudited interim consolidated financial statements for the three months ended March 31, 2023 will be available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Thursday, May 11, 2023, hosted by President and Chief Executive Officer, Arun Banskota, and Chief Financial Officer, Darren Myers.

Date:	Thursday, May 11, 2023
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1-800-806-5484
	Toll Dial-In Number	(416) 340-2217
	Event Passcode	8220700#
Webcast:	https://bell.media-server.com/mmc/p/hm4w86az
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities, together with its pipeline of renewable energy development projects. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “estimates”, “targets”, “outlook” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: AQN’s estimated Adjusted Net Earnings per common share for the 2023 fiscal year; the Company’s net-zero by 2050 target; credit ratings; expected 2023 capital investments; and the Company’s expectation of no new equity financings through 2024. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein (including any financial outlook) are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022 (the “Annual MD&A”), and in the Interim MD&A, each of which is or will be available on SEDAR and EDGAR. In addition, AQN's estimate for 2023 Adjusted Net Earnings per common share set out above is based on, and should be read in conjunction with, the assumptions set out under "Outlook – Estimated 2023 Adjusted Net Earnings Per Common Share" and "Caution Concerning Forward-Looking Statements and Forward-Looking Information" in the Annual MD&A.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), and “Adjusted Funds from Operations”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section entitled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended March 31
(all dollar amounts in $ millions)	2023	2022
Net earnings attributable to shareholders	$270.1	$91.0
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	14.4	4.1
Income tax expense	24.7	9.5
Interest expense	81.9	57.9
Other net losses[1]	3.5	4.7
Unrealized loss on energy derivatives included in revenue	—	0.6
Pension and post-employment non-service costs	5.0	2.6
Change in value of investments carried at fair value[2]	(179.4)	40.5
Gain on derivative financial instruments	(2.2)	(0.7)
Loss on foreign exchange	1.4	0.3
Depreciation and amortization	121.6	120.0
Adjusted EBITDA	$341.0	$330.5

1	See Note 16 in the unaudited interim consolidated financial statements.
2	See Note 6 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions except per share information)	2023	2022
Net earnings attributable to shareholders	$270.1	$91.0
Add (deduct):
Gain on derivative financial instruments	(2.2)	(0.7)
Other net losses[1]	3.5	4.7
Loss on foreign exchange	1.4	0.3
Unrealized loss on energy derivatives included in revenue	—	0.6
Change in value of investments carried at fair value[2]	(179.4)	40.5
Adjustment for taxes related to above	26.5	4.8
Adjusted Net Earnings	$119.9	$141.2
Adjusted Net Earnings per common share	$0.17	$0.21

1	See Note 16 in the unaudited interim consolidated financial statements.
2	See Note 6 in the unaudited interim consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions)	2023	2022
Cash provided by operating activities	$34.2	$166.2
Add (deduct):
Changes in non-cash operating items	164.8	48.1
Production based cash contributions from non-controlling interests	9.1	3.7
Acquisition-related costs	2.8	2.2
Adjusted Funds from Operations	$210.9	$220.2